                                                             -------------------------------------
                                                             |            OMB APPROVAL           |
                                                             -------------------------------------
                                  UNITED STATES              |OMB Number:               3235-0145|
                       SECURITIES AND EXCHANGE COMMISSION    |Expires:           October 31, 1997|
                             WASHINGTON, D.C. 20549          |Estimated average burden           |
                                                             |hours per response..........  14.90|
                                                             -------------------------------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                               (Amendment No. 3*)


                          GLOBALNET FINANCIAL.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     37937R
              -----------------------------------------------------
                                 (CUSIP Number)


                STANLEY HOLLANDER, GLOBALNET FINANCIAL.COM, INC.,
                      2425 OLYMPIC BOULEVARD - SUITE 660E,
                         SANTA MONICA, CALIFORNIA 90404
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 OCTOBER 2, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 4

                                  SCHEDULE 13D
CUSIP NO. 37937R                                               PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Telescan, Inc.
|      |   (IRS No. 061489574)
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS *
|      |
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
|      |   TO ITEMS 2(d) OR 2(e)                                             |_|
|      |
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   United States of America, State of Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
                       |   |
                       |   | 1,950,001
                       ---------------------------------------------------------
NUMBER OF              | 8 | SHARED VOTING POWER
SHARES                 |   |
BENEFICIALLY           |   | 0
OWNED BY EACH          ---------------------------------------------------------
REPORTING              | 9 | SOLE DISPOSITIVE POWER
PERSON WITH            |   |
                       |   | 1,950,001
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |
                       |   | 0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   1,950,001
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                          [ ]
|      |
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   12.4%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

      This Amendment No. 3 (this "Amendment") amends the Schedule 13D filed on May 19, 1999 (as amended by Amendment No. 1 thereto filed on April 10, 2000 and Amendment No. 2 thereto filed on April 10, 2000) (the "Schedule 13D"), which relates to shares of common stock, par value $0.001 per share ("Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On September 25, 2000, Telescan, Inc., a Delaware corporation ("Telescan"), the Issuer and Texas Acquisition Corp. entered into a Termination Agreement (the "Termination Agreement") terminating the Agreement and Plan of Merger dated as of August 16, 2000 by and among such parties. Pursuant to the Termination Agreement, on October 2, 2000 Telescan delivered to the Issuer 272,500 shares of Issuer Common Stock in exchange for 545,000 shares of Telescan common stock then owned by the Issuer. In addition, pursuant to the Termination Agreement, on October 2, 2000 the Issuer purchased from Telescan 276,496 shares of Issuer Common Stock at a purchase price of $6.00 per share. The Termination Agreement also provides that Telescan shall not sell, transfer or otherwise dispose of any shares of Issuer Common Stock currently owned by Telescan without the prior written consent of the Issuer; provided, however, that such restriction shall terminate with respect to 50,000 shares of Issuer Common Stock on the first day of each of the six consecutive months beginning on October 1 2000. Pursuant to this proviso, Telescan sold an aggregate of 50,000 shares of Issuer Common Stock during the month of October 2000 for prices ranging from $5.00 to $5.39 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            The responses of the Reporting Persons on Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of October 17, 2000, after giving effect to (i) the transactions contemplated by the Termination Agreement and (ii) the sale of 50,000 shares of Issuer Common Stock during the month of October 2000, Telescan beneficially owned and had sole power to vote and dispose of 1,950,001 shares of Issuer Common Stock, representing approximately 12.4% of the shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The Issuer and Telescan have entered into the Termination Agreement as set forth above in Item 3. The Termination Agreement is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A   Termination Agreement dated September 25, 2000 among the Issuer,
            Texas Acquisition Corp. and Telescan (filed as Exhibit 99.2 to
            Telescan's Current Report of Form 8-K dated September 28, 2000 and incorporated herein by reference)

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 20, 2000                    TELESCAN, INC.


                                    By:/s/ ROGER C. WADSWORTH
                                    Name:  Roger C. Wadsworth
                                    Title: Senior Vice President